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                            June 3, 2024

       Paul Song
       Chief Executive Officer
       NKGen Biotech, Inc.
       3001 Daimler St.
       Santa Ana, CA 92705

                                                        Re: NKGen Biotech, Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed May 13, 2024
                                                            File No. 333-275094

       Dear Paul Song:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 20, 2023 letter.

       Amendment No. 3 to Registration Statement on Form S-1

       General

   1. Please provide your analysis showing how you determined that there was a completed private placement for
the following:
                                                            750,000 shares of
NKGen common stock issuable to AJB which may be issued in up to three additional
tranches at AJB   s discretion under the Second AJB SPA; and
                                                            1,250,000 shares of
NKGen common stock issuable to Alpha which may be issued in
                                                            up to three
additional tranches at Alpha   s discretion under the Alpha SPA
                                                        In your analysis,
please consider the Commission   s guidance set forth in Questions 134.01
                                                        and 139.06 of the
Securities Act Sections Compliance and Disclosure Interpretations.
 Paul Song
FirstName  LastNamePaul Song
NKGen Biotech,  Inc.
Comapany
June 3, 2024NameNKGen Biotech, Inc.
June 3,
Page 2 2024 Page 2
FirstName LastName
Cover Page

2. We note you appear to have issued common stock as consideration shares under certain unsecured notes agreements. Please revise your disclosure here and on page 57 to clarify that these selling securityholders may experience a positive rate of return based on the current trading price and disclose the potential profit the selling securityholders will earn based on the current trading price.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Overview, page 67

3. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s common stock.
4. We refer to comment 1 of our letter dated December 8, 2023. Please restore the prior disclosure responsive to this comment that explained in plain English the mechanics of your Forward Purchase Agreements and any related agreements. Your revisions should also update this disclosure to discuss the subsequent changes to the terms of these agreements, such as your April 14, 2024 amendment to the Sandia Forward Purchase
         Agreement capping the Reset Price at $1.2743 and its effect.
       Please contact Tyler Howes at 202-551-3370 or Jason Drory at 202-551-8342 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Michael J. Blankenship, Esq.